Filed pursuant to Rule 253(g)(2)

File No. 024-10990

SUPPLEMENT DATED MARCH 13, 2020

TO POST-OFFERING CIRCULAR AMENDMENT NO. 2 DATED DECEMBER 2, 2019

HEMP NATURALS, INC.

1000 5th Street, Suite 200

Miami Beach, Fl 33139

(347) 301-8341

www.hempofnaturals.com

Hemp Naturals, Inc. Announces Termination of Offering

This Supplement to the Offering Circular amends and supplements the Offering Circular of Hemp Naturals, Inc. (the “Company”) dated July 24, 2019 and qualified by the Commission on July 31, 2019 and subsequently amended on December 2, 2019 and qualified by the Commission on December 11, 2020 (the “Offering Circular”) by announcing that the Company’s offering described in the Offering Circular has been terminated on March 13, 2020, and no more sales of securities will be made pursuant to the Offering Circular.